Filed by BlackRock Income Trust, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: BlackRock Enhanced Government Fund, Inc.
File No.: 333-284088
Date: March 24, 2025

Contact: 1-800-882-0052

BlackRock Announces Closing of Reorganization of BlackRock Enhanced Government Fund, Inc.
(EGF) with and into BlackRock Income Trust, Inc. (BKT)

New York, March 24, 2025 – BlackRock Enhanced Government Fund, Inc. (NYSE: EGF, the “Fund”) has completed its reorganization with and into BlackRock Income Trust, Inc. (NYSE: BKT and together with EGF, the “Funds,” and each, a “Fund”) (the “Reorganization”), effective as of the opening for business of the New York Stock Exchange on Monday, March 24, 2025.

In the Reorganization, each EGF shareholder received common shares of BKT in an amount equal to the aggregate net asset value of the EGF common shares held by such shareholder as determined at the close of business on March 21, 2025. No fractional shares of BKT common shares were issued in the Reorganization. As a result, EGF shareholders received cash in lieu of any such fractional shares.

Relevant details pertaining to the Reorganization are as follows:

Fund	Ticker	Net Asset Value/Share ($)	Share Conversion Ratio
BlackRock Enhanced Government Fund, Inc.	EGF	$10.0444	0.84020511
BlackRock Income Trust, Inc.	BKT	$11.9547	—

The EGF distribution scheduled for payment on March 31, 2025 will be paid in cash.

Additional Resources Regarding the Reorganization:

PRESS RELEASE – March 18, 2025

BlackRock Enhanced Government Fund, Inc. (EGF) Announces Shareholder Approval for Reorganization with and into BlackRock Income Trust, Inc. (BKT)

PRESS RELEASE – November 26, 2024

BlackRock Announces Board Approval of Closed-End Fund Reorganization

Important Notice

This press release is for informational purposes only and shall not constitute a recommendation, an offer to purchase or a solicitation of an offer to sell any common shares of the Fund.

About BlackRock

BlackRock’s purpose is to help more and more people experience financial well-being. As a fiduciary to investors and a leading provider of financial technology, we help millions of people build savings that serve them throughout their lives by making investing easier and more affordable. For additional information on BlackRock, please visit www.blackrock.com/corporate

Availability of Fund Updates

BlackRock will update performance and certain other data for the Fund on a monthly basis on its website in the “Closed-end Funds” section of www.blackrock.com as well as certain other material information as necessary from time to time. Investors and others are advised to check the website for updated performance information and the release of other material information about the Fund. This reference to BlackRock’s website is intended to allow investors public access to information regarding the Fund and does not, and is not intended to, incorporate BlackRock’s website in this release.

Forward-Looking Statements

This press release, and other statements that BlackRock or the Fund may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to the Fund’s or BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to the Fund, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Fund or in the Fund’s net asset value; (2) the relative and absolute investment performance of the Fund and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, and regulatory, supervisory or enforcement actions of government agencies relating to the Fund or BlackRock, as applicable; (8) terrorist activities, international hostilities, health epidemics and/or pandemics and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock’s ability to attract and retain highly talented professionals; (10) the impact of BlackRock electing to provide support to its products from time to time; and (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions.

Annual and Semi-Annual Reports and other regulatory filings of the Fund with the SEC are accessible on the SEC’s website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Fund. The information contained on BlackRock’s website is not a part of this press release.

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